

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2021

Michael B. Jebsen
President and Chief Financial Officer
Tenax Therapeutics, Inc.
ONE Copley Parkway, Suite 490
Morrisville, NC 27560

Re: Tenax Therapeutics, Inc.
Form 8-K
Exhibit No. 10.1
Filed October 15, 2020
File No. 001-34600

Dear Mr. Jebsen:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance